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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          John Q. Hammons Hotels, Inc.
                        ------------------------------
                                (NAME OF ISSUER)

                      Class A Common Stock, $0.01 par value
                      --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    408623106
                                 ---------------
                                 (CUSIP NUMBER)

                             Gary R. Silverman, Esq.
                                Kaye Scholer LLC
                           Three First National Plaza
                                   41st Floor
                             70 West Madison Street
                             Chicago, IL 60602-4231
                                 (312) 583-2330
             -----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 31, 2005
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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      CUSIP NO. 408623106          SCHEDULE 13D

1     NAMES OF REPORTING PERSONS: JQH Acquisition, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a) [ ]

                                                                        (b) [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS *
      PF, OO

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

      NUMBER OF           7    SOLE VOTING POWER
       SHARES                  0
     BENEFICIALLY
      OWNED BY            8    SHARED VOTING POWER
        EACH                   1,147,723
      REPORTING
     PERSON WITH          9    SOLE DISPOSITIVE POWER
                               0

                          10   SHARED DISPOSITIVE POWER
                               0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,147,723

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                      [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     23.3%

14    TYPE OF REPORTING PERSON *
                                       OO

                               * SEE INSTRUCTIONS


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                                  SCHEDULE 13D

      This Schedule 13D, dated February 9, 2005 (this "Statement"), is filed on behalf of JQH Acquisition, LLC, a Delaware limited liability company (the "Reporting Person"), and relates to the shares of Class A common stock, par value $0.01 per share (the "Shares"), of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company").

      The Reporting Person understands that James M. Clark, Jr., R. Scott Asen, Gifford Combs and Stephen J. Clearman (collectively, the "Stockholders"), holders of the Company's Shares, have filed a Schedule 13D relating to the transactions described herein.

ITEM 1. SECURITY AND ISSUER

      This Statement relates to the Shares of the Company. The address of the Company's principal executive offices is 300 John Q. Hammons Parkway, Suite 900, Springfield, Missouri 65806.

ITEM 2. IDENTITY AND BACKGROUND

      This Statement is being filed by the Reporting Person. Jonathan Eilian is the sole member of the Reporting Person, and is its managing member. The Reporting Person's and Mr. Eilian's business address is 152 West 57th Street, 56th Floor, New York, New York 10019. The principal business of the Reporting Person and Mr. Eilian is investing. Mr. Eilian is self-employed. Neither the Reporting Person nor Mr. Eilian has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person was formed in the State of Delaware. Mr. Eilian is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On January 31, 2005, the Reporting Person submitted a proposal (the "Proposal") to the Special Committee of the Board of Directors of the Company pursuant to which it offered to acquire all of the Shares of the Company for a cash purchase price of $24.00 per share, for aggregate consideration of approximately $118 million. A copy of the Proposal is attached to this Statement as Exhibit 1 and is incorporated herein by reference. The Reporting Person or Mr. Eilian also intends to form a limited partnership, to be controlled by Mr. Eilian, to acquire all of the issued and outstanding shares of Class B common stock of the Company, together with all of the limited partnership interests in John Q. Hammons Hotels, L.P., of which the Company is the general partner, from Mr. John Q. Hammons ("Mr. Hammons") in exchange for Mr. Hammons receiving a preferred equity interest in the limited partnership and other consideration to be negotiated. The terms of this transaction are subject to negotiations between the Reporting Person and Mr. Hammons. The


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Reporting Person intends to use personal funds to finance the consideration payable in respect of the foregoing transactions, together with additional funds from institutional and individual investors which may include GIC Real Estate, Inc. ("GIC") and iStar Financial Inc. ("iStar"). The Reporting Person has received a Bid Support Letter, dated as of January 28, 2005, from iStar (the "Bid Support Letter"), pursuant to which iStar has expressed its intention to provide a portion of the capital required to implement the Proposal. A copy of the Bid Support Letter is attached to this Statement as Exhibit 2 and is incorporated herein by reference. Although iStar has delivered such Bid Support Letter, the terms of such financing have not been established.

      On February 3, 2005, the Reporting Person entered into exclusivity agreements with each of the Company and Mr. Hammons, pursuant to which the Company and Mr. Hammons agreed to negotiate exclusively through February 28, 2005 with an investor group led by the Reporting Person with regard to the Proposal. A copy of the exclusivity agreement with Mr. Hammons is attached to this Statement as Exhibit 3 and is incorporated herein by reference, and a copy of the exclusivity agreement with the Company is attached to this Statement as
Exhibit 4 and is incorporated herein by reference.

      An affiliate of the Reporting Person entered into a Confidentiality, Non-Disclosure and Non-Circumvention Agreement with each of GIC and iStar (the "Confidentiality Agreements") on September 24, 2004 and October 27, 2004 respectively. Pursuant to the Confidentiality Agreements, each of GIC and iStar agreed that they will keep all information relating to the Company confidential, and will not, for a period of 18 months, enter into negotiations with, provide any financing to or consummate any transaction with the Company without the express prior written consent of such affiliate of the Reporting Person. The Reporting Person is not obligated to consummate any transaction with GIC or iStar involving the Company. A copy of the Confidentiality Agreement with GIC is attached to this Statement as Exhibit 5 and is incorporated herein by reference, and a copy of the Confidentiality Agreement with iStar is attached to this Statement as Exhibit 6 and is incorporated herein by reference.

      The acquisition of the Shares by the Reporting Person would take the form of a merger (the "Merger"), pursuant to which the Reporting Person or an affiliate thereof would form a new holding company ("Newco") which in turn would form a transitory subsidiary ("Newco Sub"). Newco Sub would merge into the Company, resulting in the Company becoming a wholly-owned subsidiary of Newco. The Proposal is subject to conditions, including the negotiation and execution of a mutually satisfactory merger agreement, the accuracy and completeness of the Company's public filings, receipt of material governmental and other third party approvals, approval of the Merger by the Company's Board of Directors, the absence of the occurrence of any material adverse change and entry into mutually satisfactory arrangements with Mr. Hammons.

ITEM 4. PURPOSE OF TRANSACTION

      On January 31, 2005, the Reporting Person entered into a Stockholders Agreement (the "Stockholders Agreement") with each of the Stockholders and with Raffles Associates, L.P., a stockholder of the Company ("Raffles"). The form of Stockholders Agreement is attached to this Statement as Exhibit 7 and is incorporated herein by reference. Pursuant to the terms of the Stockholders Agreements, each Stockholder and Raffles agreed, subject to the Reporting Person's delivery of an offer (subject to only specifically enumerated conditions) to the Special Committee of the Board of Directors of the Company to purchase all or, in the case of a tender offer, any and all of the Shares of the Company at a purchase price of not less than $24.00 per Share, to support such offer for the term of the Stockholders Agreements, which can be extended through October 31, 2005 by the Reporting Person under certain conditions. The Reporting Person believes that the Proposal satisfies this requirement of the Stockholders Agreements. The Stockholders and Raffles


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also agreed to support and vote in favor of the Proposal and against any other competitive proposal or other proposal that is inconsistent with or detrimental to the expeditious consummation of the Proposal.

      In the event the Stockholders or Raffles sell (or are eligible to sell) Shares in a transaction pursuant to the Proposal or a similar offer by a third party made during the term of the Stockholders Agreements at a price above $24.00 per Share, each of the Stockholders and Raffles will pay to the Reporting Person an amount equal to 20% of his or its sale price (or available sale price) above $24.00 per Share for each Share that the Stockholder or Raffles owned.

      This Statement is being filed by the Reporting Person because the Stockholders Agreements may be deemed to give the Reporting Person shared voting power over the Shares of the Stockholders and Raffles, resulting in the Reporting Person being deemed to beneficially own such Shares.

      The Reporting Person entered into the Stockholders Agreements for the purpose of obtaining support from the stockholders of the Company for its Proposal and its acquisition of the Company.

      After consummation of the Merger, the Reporting Person intends to take all actions necessary to cause the Shares to be delisted from the American Stock Exchange and to cease to be registered under Section 12 of the Securities Exchange Act of 1934.

      At this time, the Reporting Person has made no decision regarding changes in directors or officers of the Company in the event the Merger is consummated.

      Except as set forth herein or in Item 3, the Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section (g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Neither the Reporting Person nor Mr. Eilian owns of record any Shares. By virtue of the Stockholders Agreements to which it is a party, the Reporting Person may be deemed to have shared voting power, and therefore to beneficially own, 1,147,723 Shares owned by the Stockholders and Raffles, representing 23.3% of the Shares issued and outstanding.

      (b) By virtue of the Stockholders Agreement the Reporting Person entered into with James M. Clark, Jr., the Reporting Person may be deemed to share voting power with Mr. Clark with respect to the 538,215 Shares owned by Mr. Clark. Mr. Clark's business address is 350 Park Avenue, New York, New York 10022. The principal business of Mr. Clark is that of a private investor. Mr. Clark is a citizen of the United States.

      By virtue of the Stockholders Agreement the Reporting Person entered into with R. Scott Asen, the Reporting Person may be deemed to share voting power with Mr. Asen with respect to the 258,508 Shares owned by Mr. Asen. Mr. Asen's business address is c/o Asen and Co., 224 East 49th Street, New York, New York 10017. The principal business of Mr. Asen is that he is president and sole owner of Asen and Co., a private investment firm. Mr. Asen is a citizen of the United States.

      By virtue of the Stockholders Agreement the Reporting Person entered into with Gifford Combs, the Reporting Person may be deemed to share voting power with Mr. Combs with respect to the 161,200 Shares owned by Mr. Combs. Mr. Combs' business address is c/o Dalton Investments, LLC, 12424 Wilshire Boulevard, Suite 1130, Los Angeles, California 90025. The principal business of Mr. Combs is that he is the managing director of Dalton Investments, LLC, an investment advisory services firm. Mr. Combs is a citizen of the United States.

      By virtue of the Stockholders Agreement the Reporting Person entered into with Stephen J. Clearman, the Reporting Person may be deemed to share voting power with Mr. Clearman with respect to the 60,000 Shares owned by Mr. Clearman. Mr. Clearman's business address is c/o Kinderhook Partners, LP, 1 Executive Drive, Suite 160, Fort Lee, New Jersey 07024. The principal business of Mr. Clearman is that of a private investor. Mr. Clearman is a citizen of the United States.

      By virtue of the Stockholders Agreement the Reporting Person entered into with Raffles, the Reporting Person may be deemed to share voting power with Raffles with respect to the 129,800 Shares owned by Raffles. Raffles' business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. To the best of the Reporting Person's knowledge, the principal business of Raffles is investing in securities. Raffles is a Delaware limited partnership.

      To the Reporting Person's knowledge, neither any of the Stockholders nor Raffles has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order


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enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      All information with respect to the Stockholders and Raffles and their ownership of Shares set forth above is based solely on representations and warranties made by the Stockholders and Raffles in the Stockholders Agreements and on the Stockholders' filings with the Securities and Exchange Commission on
Schedule 13D.

      (c) Other than as described above, the Reporting Person has not had any transactions in the Shares in the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Items 3 and 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     Proposal
Exhibit 2     Bid Support Letter
Exhibit 3     Exclusivity Agreement with Mr. Hammons
Exhibit 4     Exclusivity Agreement with the Company
Exhibit 5     Confidentiality Agreement with GIC
Exhibit 6     Confidentiality Agreement with iStar
Exhibit 7     Form of Stockholders Agreement


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005

                                                    JQH ACQUISITION, LLC

                                                    By: /s/ Jonathan D. Eilian
                                                        -----------------------
                                                        Name: Jonathan D. Eilian
                                                        Title: Managing Member